Mail Stop 3561
                                                                 May 20, 2019


    Jim Hallett
    Chairman of the Board and Chief Executive Officer
    IAA Spinco Inc.
    Two Westbrook Corporate Center, Suite 500
    Westchester, Illinois 60154

            Re:    IAA Spinco Inc.
                   Amendment No. 4
                   Form 10-12B
                   Filed May 10, 2019
                   File No. 001-38580

    Dear Mr. Hallett:

           We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2018 letter.

    Management, page 82

        1. You disclose elsewhere in your registration statement that, after the separation and distribution, certain of your directors and executive officers may have actual or potential conflicts of interest because of their equity ownership in and other continuing relationships with KAR. Please briefly describe these actual or potential conflicts of interest in this section, considering that you have amended your disclosure to identify your directors and executive officers.
 Jim Hallett
IAA Spinco Inc.
May 20, 2019
Page 2

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at
(202) 551-3264 with any questions.


                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products